UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Primal Life Organics, LLC

Legal status of Issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Ohio

    Date of Organization:
    July 16, 2012

Physical Address of Issuer:

405 Rothrock Road, 105, Copley, OH 44321, United States

Website of Issuer:

https://www.primallifeorganics.com

Current Number of Employees:

25

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$1,888,708.23	$710,246.12
Cash & Cash Equivalents	$955,123.03	$300,980.50
Accounts Receivable	$64,318.05	$66,131.04
Short-term Debt	$310,221.53	$627,741.19
Long-term Debt	$1,094,987.88	$433,549.14
Revenues/Sales	$7,600,640.99	$4,862,012.14
Cost of Goods Sold	$615,155.00	$386,911.88
Taxes Paid	$0	$0
Net Income	$1,456,262.14	$340,265.22

Form C-AR

May 9, 2022

Primal Life Organics, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Primal Life Organics, LLC, an Ohio limited liability company (the "**Company**" or "**Primal Life Organics**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is May 9, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

SUMMARY

The Company

Primal Life Organics, LLC is an Ohio limited liability company formed on July 16, 2012.

The Company is located at 405 Rothrock Road, 105, Copley, OH 44321, United States.

The Company's website is https://www.primallifeorganics.com

The Company conducts business in Ohio and sells products and services through the internet throughout the United States and internationally.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders, non-essential business closures, market turmoil, and job losses experienced around the country and in our market due to COVID-19, especially during the late spring and early summer periods of 2020, the Company's revenue was adversely affected. While the Company's DTC business model has helped it weather the effects of the pandemic, there remains uncertainty surrounding the future with COVID-19. The potential for future "surges" of virus cases, business closures, market turmoil, rising unemployment and other related factors could materially impact our business and the Company in the future.

We may not have enough authorized capital units to issue shares of common units to investors upon the conversion of any security convertible into shares of our common units, including the Securities.

Currently, our authorized capital units consist of 1,000,000 shares of common units, of which 1,000,000 shares of common units are issued and outstanding. Unless we increase our authorized capital units, we may not have enough authorized common units to be able to obtain funding by issuing shares of our common units or securities convertible into shares of our common units. We may also not have enough authorized capital units to issue shares of common units to investors upon the conversion of any security convertible into shares of our common units, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

Our business specializes in creating 100% truly natural, organic oral care, and skincare products that improve your health!

Business Plan

We sell our products from our website direct to consumer. In 2020, we started also selling our products in retail stores and plan to continue to use both strategies.

The Company's Products and/or Services

Product / Service	Description	Current Market

Dirty Mouth Toothpowder	natural toothpowder to help repair and improve oral health	DTC, Retail
Stick Up Natural Deodorant	baking soda free, raw natural deodorant	DTC, Retail
Real White Teeth Whitening System	Red/Blue LED Teeth whitening System, natural and peroxide free	DTC
Dental Detox Kit	2-month supply of PLO complete dental products to improve dental health	DTC, Retail
Natural Skincare	100% Natural Skincare formulated to improve your skin and health	DTC and retail in 2021
Natural Body care	100% Natural body care formulated to improve your skin and health	DTC

Competition

Several key competitors in the marketplace have taken advantage of the Direct-to-Consumer distribution, where their products fall under Psuedo Natural with consumers believing it is 100% natural. Primal Life Organics separates itself with 100% Safe and Natural products. We find that our website traffic is by the twenty-four (24) to thirty-three (33) year-old female and thirty-four (34) to forty-five (45) year-old female that is a mom on the go. Other competitors include Native deodorant, Hello Dental, Magic Mud, and Snow Teeth Whitening.

Customer Base

We sell our products on the direct-to-consumer market since 2012, and are now starting to enter retail chains (*e.g.*, Natural Grocers 161 Stores, Walmart 100+ Stores, and numerous natural retailers).

Supply Chain

We obtain our ingredients and materials from multiple sources, none of which we are dependent upon. We use 25 different companies based on their cost and supply. Two of which are Mountain Rose Herbs and Jeddwards. 98% of all vendors are based in the USA. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
87032814	PRIMAL LIFE ORGANICS	5/11/2016	9/19/2017	USA
86541269	DIRTY MOUTH	2/20/2015	10/06/2015	USA
1808657	PRIMAL LIFE ORGANICS	11/09/2016	10/05/2020	Canada
32667050	PRIMAL LIFE ORGANICS	8/3/2018	8/7/2021	China
32667049	PRIMAL LIFE ORGANICS	8/3/2018	4/14/2019	China
33153700	PRIMAL LIFE ORGANICS	8/28/2018	8/28/2019	China
88/205,729	REAL WHITE	11/26/2018	9/17/2019	USA
42742936	REAL WHITE	4/15/2019	5/7/2020	China
2026660	PRIMAL LIFE ORGANICS	7/31/2019	1/11/2021	Australia
88/844,244	WASH-ITIZER	3/23/2020	10/06/2020	USA
59579151	PRIMAL LIFE	9/29/2021	3/21/2022	China
2212663	PRIMAL LIFE	9/22/2021	9/22/2021	Australia
59596377	PRIMAL LIFE	9/29/2021	3/28/2022	China
595986142	PRIMAL LIFE	9/29/2021	3/21/2022	China
59590066	PRIMAL LIFE	9/29/2021	3/21/2022	China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Trina Felber	CEO, Member Manager	Primal Life Organics - CEO and Natural Health Nurse – (January 2012 – present)	The University of Akron, Master's Degree in Nursing Anesthesia, 2007

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 25 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital units consists of 1,000,000 Common Units (the "**Common Units**").

Outstanding Capital Units

The Company's outstanding capital units consists of:

Type	Common Units
Amount Outstanding	1,000,000
Par Value Per Share	N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional Common Units, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*This percentage calculation is derived from the Company's outstanding capital units.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Crowd SAFE
Amount Outstanding	$261,316
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$18,000,000 valuation cap / 20% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	1.45%*

*The percentage calculation assumes conversion of Crowd SAFEs only, on a valuation cap of $16,000,000. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company has the following debt outstanding:

Type	Small Business Loan
Amount Outstanding	$322,768
Interest Rate and Amortization Schedule	12.83%
Description of Collateral	Secured by a blanket lien on all of your business assets (other than any real property),
Other Material Terms	Payments of $10,744 due each month
Maturity Date	2/20/2025

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Trina Felber	1,000,000 Common Units	100%*

*This percentage calculation is derived from the Company's outstanding voting interests.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on July 16, 2012 under the laws of the State of Ohio, and is headquartered at 405 Rothrock Road, 105, Copley, OH 44321, United States. Specializing in creating 100% truly natural, organic oral care, and skincare products that improve your health!

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three (3) months or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $1,139,615 in cash and cash equivalents, leaving the Company with approximately seventy two (72) months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd SAFE	$261,316	261,316	Sales and marketing, retail sales and promotion, research and development, Reg A fees, and intermediary fees	January 4, 2021	Section 4(a)(6)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

For the years ending December 31, 2021 and 2020, the Company distributed $528,219 and $193,318, respectively, to the Company's CEO, Trina Felber.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



(Signature)

Trina Felber
(Name)

CEO, Member Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Trina Felber
(Name)

CEO, Member Manager
(Title)

May 9, 2022
(Date)

EXHIBIT A

Financial Statements

I, Trina Felber, the Chief Executive Officer and Managing Member of Primal Life Organics, LLC, hereby certify that:

(1)   the accompanying financial statements of Primal Life Organics, LLC thereto for the period ending December 2021 and December 2020 included in this Form C-AR are true and complete in all material respects;

(2)   the tax return information of Primal Life Organics, LLC included in this Form C-AR reflects accurately the information reported on the tax return for Primal Life Organics, LLC filed for the fiscal years ended December 2021 and December 2020; and

(3)   that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 9, 2022.



(Signature)

Name: Trina Felber

Title: Chief Executive Officer, Managing Member

Date: May 9, 2022

Primal Life Organics, LLC

Unaudited Financial Statements

PRIMAL LIFE ORGANICS LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 Huntington Checking-5379	198,128.13
10005 Huntington Checking-6317	7,898.13
10010 Huntington-PLO-6388	12,007.38
10011 Huntington Money Market-3264	27,721.61
10015 PayPal	55,225.25
305944 Line Of Credit	0.00
Total Bank Accounts	**$300,980.50**
Accounts Receivable	
11500 Accounts Receivable	66,131.04
Total Accounts Receivable	**$66,131.04**
Other Current Assets	
11000 Inventory	0.00
11001 Prepaid Inventory	281,546.42
11005 Prepaid Expenses	0.00
11006 Prepaid Local Taxes	3,936.00
11050 Undeposited Funds	0.00
11060 Amazon Receivable	8,796.68
11070 Merchant Receivable	0.00
11099 Uncategorized Asset	0.00
Inventory Asset	0.00
Merchant Reserve	0.00
Total Other Current Assets	**$294,279.10**
Total Current Assets	**$661,390.64**

PRIMAL LIFE ORGANICS LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Fixed Assets	
12000 Furniture & Fixtures	13,244.10
12005 Leasehold Improvements	14,415.29
12010 Machinery & Equipment	86,082.29
12015 Vehicles	66,409.00
13000 Accumulated Depreciation-Furniture & Fixtures	-13,244.65
13005 Accumulated Depreciation-LHI	-27,789.98
13010 Accumulated Depreciation-Machinery & Equipment	-45,476.57
13015 Accumulated Depreciation-Vehicle	-66,409.00
Total Fixed Assets	**$27,230.48**
Other Assets	
14005 Investment In Real Estate	0.00
14006 Loan Origination Fee	25,950.00
14007 Accumulated Amortization - Loan Amortization	-4,325.00
Total Other Assets	**$21,625.00**
TOTAL ASSETS	**$710,246.12**

PRIMAL LIFE ORGANICS LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20000 AMEX Blue-29006	8,342.43
20005 AMEX Bus Platinum-5008	0.00
20010 Blue for Business	0.00
20015 citi bank visa	0.00
20020 Huntington CC - 1731	0.00
20025 AMEX Bus - 1072	6,853.83
20026 AMEX Bus - 5016	590,944.80
20027 AMEX Bus - 3060	138,365.64
20028 AMEX Bus - 1080	7,697.79
20029 AMEX - Bus 5053	12,793.80
20030 Amex Bus - 5008	-697,913.23
20031 AMEX Bus - 1122	4,007.90
20032 AMEX Bus - 1130	10,747.93
20033 AMEX Bus - 1098	24,330.75
Total Credit Cards	**$106,171.64**
Other Current Liabilities	
22000 Accrued Expenses	39,854.97
22005 Clearing Account	0.00
22010 Payroll Tax Payable	0.00
22015 Huntington LOC - 5944	209,659.88
22016 BlueVine LOC	0.00
22020 Sales Tax Payable	10,495.89
22030 Other Current Liabilities - Ask PLO	56.81
22040 PPP Loan - Huntington	101,602.00
22050 EDIL Loan - Huntington	159,900.00
Amazon Loan	0.00
Total Other Current Liabilities	**$521,569.55**
Total Current Liabilities	**$627,741.19**
Long-Term Liabilities	
21000 Note Payable - Audi	-147.91
21001 Loan Payable - Funding Circle	433,697.05
Total Long-Term Liabilities	**$433,549.14**
Total Liabilities	**$1,061,290.33**
Equity	
30000 Common Stock	100.00
31000 Retained Earnings	-223,805.46
32000 Shareholder Distributions	-467,603.97

PRIMAL LIFE ORGANICS LLC

Balance Sheet

As of December 31, 2020

	TOTAL
Opening Balance Equity	0.00
Net Income	340,265.22
Total Equity	**$ -351,044.21**
TOTAL LIABILITIES AND EQUITY	**$710,246.12**

PRIMAL LIFE ORGANICS LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
400000 Revenue	
40000 Sales	2,341.06
40002 Retail Sales	143,720.29
40005 Shopify Income	
40006 Amazon Pay	4,420.84
40007 Sezzle Income	90,341.28
40010 Stripe Income	1,488,140.61
40015 Pay Pal Income	745,281.62
40017 MID 1083 Income	1,400,913.79
40018 Base Income	18,707.69
40075 Shipping, Delivery Income	83,699.34
40076 Sales Tax Received	70,513.95
40077 Shopify Return	-34,566.02
Total 40005 Shopify Income	**3,867,453.10**
40013 Square Income	12,343.22
40020 Amazon ACH/Credits	829,225.55
Sales of Product Income	6,928.92
Total 400000 Revenue	**4,862,012.14**
42000 Revenue Adjustments	
41000 Refunds-Allowances	-66,162.48
41005 Discounts	-31,763.34
41010 Adjustments	-2,608.25
41040 Sales Tax Adj	-98,992.98
Total 42000 Revenue Adjustments	**-199,527.05**
Shipping Income	20.02
Total Income	**$4,662,505.11**
Cost of Goods Sold	
50030 Purchases - COS	374,474.49
50031 COGS - Retail	12,437.39
Total 50030 Purchases - COS	**386,911.88**
Cost of Goods Sold	0.00
Total Cost of Goods Sold	**$386,911.88**
GROSS PROFIT	**$4,275,593.23**

	TOTAL
Expenses	
55000 Selling Expenses	
50021 Merchant Fees	
50022 MID Fees	81,632.76
50024 Gateway Fees	3,050.52
50025 PayPal Fees	26,808.64
** Total 50021 Merchant Fees**	**111,491.92**
50027 Amazon Fees	189,216.45
50035 Shipping and delivery expense	381,174.59
50036 Shipping, Freight & Delivery - Retail	355.98
** Total 50035 Shipping and delivery expense**	**381,530.57**
50040 Subcontractors	19,698.41
50045 Affiliate Expense	249,930.97
50055 Advertising & Marketing	
63005 Ad Spend	1,049,927.95
63006 Ad Services	202,452.98
63007 Ad Consultants	99,975.28
** Total 50055 Advertising & Marketing**	**1,352,356.21**
** Total 55000 Selling Expenses**	**2,304,224.53**
60000 General & Admin. Expenses	
60003 Auto and Fuel Expenses	12,221.31
60005 Bank Charges	6,998.91
60015 Continuing Education	86,201.25
60016 Consulting	11,000.00
60020 Dues & Subscriptions	5,558.26
60025 Insurance	14,561.45
60035 Interest Expense	51,496.76
60045 Legal & Professional Fees	166,690.62
60050 Office Expenses	117,373.06
60060 Taxes & Licenses	8,632.09
60065 Telephone	13,373.86
60095 Equipment and Others	10,433.62
** Total 60000 General & Admin. Expenses**	**504,541.19**
61000 Labor Costs	
61001 Employee Benefit	6,733.92
61008 Insurance-Health & Dental	6,591.00
61010 Insurance - Disability	520.85
61015 Insurance - Workers' Comp	4,686.82

PRIMAL LIFE ORGANICS LLC

Profit and Loss
January - December 2020

	TOTAL
61020 Payroll Expenses	
61025 Payroll Expenses-Employees	611,183.41
61035 Payroll Processing	4,850.50
61040 Payroll Tax Expenses	56,138.57
Total 61020 Payroll Expenses	**672,172.48**
61045 Staff Expense	930.29
61050 Outside Services	28,237.24
61060 Call center expense	36,378.21
Total 61000 Labor Costs	**756,250.81**
62000 IT Costs	
62005 Internet	2,843.51
62010 Software	192,778.13
62015 Web Design & Development	68,551.08
Total 62000 IT Costs	**264,172.72**
63000 Sales & Marketing Costs	
63010 Meals	25,961.58
63017 Test Purchases	1,336.46
63020 Trade Shows	2,306.29
63025 Travel	40,759.15
63030 Travel Meals	652.83
63036 Other Marketing	950.00
Total 63000 Sales & Marketing Costs	**71,966.31**
64000 Occupancy Costs	
64005 Cleaning	8,646.58
64015 Rent or Lease	45,713.52
64020 Repair & Maintenance	4,593.56
64025 Utilities	1,135.62
Total 64000 Occupancy Costs	**60,089.28**
Total Expenses	**$3,961,244.84**
NET OPERATING INCOME	**$314,348.39**
Other Income	
76000 Other Miscellaneous Income	34,112.43
Total Other Income	**$34,112.43**
Other Expenses	
70005 Miscellaneous	3,870.60
75000 Amortization Expense	4,325.00
Total Other Expenses	**$8,195.60**
NET OTHER INCOME	**$25,916.83**
NET INCOME	**$340,265.22**

PRIMAL LIFE ORGANICS LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	340,265.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11500 Accounts Receivable	-53,541.17
11001 Prepaid Inventory	-186,198.61
11005 Prepaid Expenses	0.00
11060 Amazon Receivable	13,625.26
Inventory Asset	0.00
14007 Accumulated Amortization - Loan Amortization	4,325.00
20000 AMEX Blue-29006	2,320.03
20005 AMEX Bus Platinum-5008	42,001.84
20020 Huntington CC - 1731	0.00
20025 AMEX Bus - 1072	3,722.24
20026 AMEX Bus - 5016	484,740.43
20027 AMEX Bus - 3060	112,975.30
20028 AMEX Bus - 1080	7,665.79
20029 AMEX - Bus 5053	1,036.56
20030 Amex Bus - 5008	-697,913.23
20031 AMEX Bus - 1122	4,007.90
20032 AMEX Bus - 1130	10,747.93
20033 AMEX Bus - 1098	24,330.75
22000 Accrued Expenses	-24,134.88
22015 Huntington LOC - 5944	-29,119.79
22016 BlueVine LOC	0.00
22020 Sales Tax Payable	-44,902.98
22030 Other Current Liabilities - Ask PLO	56.81
22040 PPP Loan - Huntington	101,602.00
22050 EDIL Loan - Huntington	159,900.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-62,752.82**
Net cash provided by operating activities	**$277,512.40**
INVESTING ACTIVITIES	
12010 Machinery & Equipment	-27,230.48
14006 Loan Origination Fee	-25,950.00
Net cash provided by investing activities	**$ -53,180.48**
FINANCING ACTIVITIES	
21000 Note Payable - Audi	-10,368.75
21001 Loan Payable - Funding Circle	433,697.05
31000 Retained Earnings	-274,285.53
32000 Shareholder Distributions	-193,318.44
Opening Balance Equity	0.00
Net cash provided by financing activities	**$ -44,275.67**
NET CASH INCREASE FOR PERIOD	**$180,056.25**
Cash at beginning of period	120,924.25

PRIMAL LIFE ORGANICS LLC

Statement of Cash Flows

January - December 2020

	TOTAL
CASH AT END OF PERIOD	**$300,980.50**

PRIMAL LIFE ORGANICS LLC

Balance Sheet

As of December 31, 2021

	JAN - DEC 2021
ASSETS	
Current Assets	
Bank Accounts	
10000 Huntington Checking-5379	430,754.94
10005 Huntington Checking-6317	207,928.21
10010 Huntington-PLO-6388	11,947.38
10011 Huntington Money Market-3264	266,755.15
10015 PayPal	37,637.35
305944 Line Of Credit	100.00
Total Bank Accounts	**$955,123.03**
Accounts Receivable	
11500 Accounts Receivable	64,318.05
Total Accounts Receivable	**$64,318.05**
Other Current Assets	
11000 Inventory	298.20
11001 Prepaid Inventory	633,648.72
11005 Prepaid Expenses	9,952.46
11006 Prepaid Local Taxes	3,936.00
11050 Undeposited Funds	0.00
11060 Amazon Receivable	11,250.50
11070 Merchant Receivable	0.00
11099 Uncategorized Asset	0.00
Inventory Asset	0.00
Merchant Reserve	0.00
Total Other Current Assets	**$659,085.88**
Total Current Assets	**$1,678,526.96**

PRIMAL LIFE ORGANICS LLC

Balance Sheet

As of December 31, 2021

	JAN - DEC 2021
Fixed Assets	
12000 Furniture & Fixtures	13,244.10
12005 Leasehold Improvements	14,415.29
12010 Machinery & Equipment	87,598.08
12015 Vehicles	66,409.00
13000 Accumulated Depreciation-Furniture & Fixtures	-13,244.65
13005 Accumulated Depreciation-LHI	-27,789.98
13010 Accumulated Depreciation-Machinery & Equipment	-45,476.57
13015 Accumulated Depreciation-Vehicle	-66,409.00
Total Fixed Assets	**$28,746.27**
Other Assets	
14005 Investment In Real Estate	0.00
14006 Loan Origination Fee	25,950.00
14007 Accumulated Amortization - Loan Amortization	-9,515.00
14008 14008 Loan to Trina	165,000.00
Total Other Assets	**$181,435.00**
TOTAL ASSETS	**$1,888,708.23**

PRIMAL LIFE ORGANICS LLC

Balance Sheet

As of December 31, 2021

	JAN - DEC 2021
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
20000 AMEX Blue-29006	593.80
20005 AMEX Bus Platinum-5008	0.00
20010 Blue for Business	0.00
20015 citi bank visa	0.00
20020 Huntington CC - 1731	3,576.66
20025 AMEX Bus - 1072	6,853.83
20026 AMEX Bus - 5016	2,496,809.56
20027 AMEX Bus - 3060	407,363.43
20028 AMEX Bus - 1080	22,130.24
20029 AMEX - Bus 5053	12,793.80
20030 Amex Bus - 5008	-3,008,792.68
20031 AMEX Bus - 1122	4,007.90
20032 AMEX Bus - 1130	10,747.93
20033 AMEX Bus - 1098	37,659.87
20034 AMEX Bus - 1114	45.00
20035 Amex - Bus 2138	57,341.86
20036 Amex - Bus 1148	2,800.80
BOA Credit Card 2653	-607.11
Total Credit Cards	**$53,324.89**
Other Current Liabilities	
22000 Accrued Expenses	11,116.97
22005 Clearing Account	0.00
22010 Payroll Tax Payable	-786.59
22015 Huntington LOC - 5944	209,659.88
22016 BlueVine LOC	0.00
22020 Sales Tax Payable	36,849.57
22030 Other Current Liabilities - Ask PLO	56.81
22040 PPP Loan - Huntington	0.00
Amazon Loan	0.00
Total Other Current Liabilities	**$256,896.64**
Total Current Liabilities	**$310,221.53**
Long-Term Liabilities	
21000 Note Payable - Audi	0.00
21001 Loan Payable - Funding Circle	346,127.32
22050 EDIL Loan - Huntington	509,900.00
Investor's contribution	238,960.56
Total Long-Term Liabilities	**$1,094,987.88**
Total Liabilities	**$1,405,209.41**

PRIMAL LIFE ORGANICS LLC

Balance Sheet

As of December 31, 2021

	JAN - DEC 2021
Equity	
30000 Common Stock	100.00
31000 Retained Earnings	116,459.76
32000 Shareholder Distributions	-1,062,323.08
Opening Balance Equity	0.00
Net Income	1,429,262.14
Total Equity	**$483,498.82**
TOTAL LIABILITIES AND EQUITY	**$1,888,708.23**

PRIMAL LIFE ORGANICS LLC

Profit and Loss by Month
January - December 2021

	JAN - DEC 2021	TOTAL
Income		
400000 Revenue		$0.00
40000 Sales	16,313.98	$16,313.98
40002 Retail Sales	67,336.20	$67,336.20
40005 Shopify Income		$0.00
40006 Amazon Pay	7,105.00	$7,105.00
40007 Sezzle Income	75,869.10	$75,869.10
40010 Stripe Income	3,314,678.96	$3,314,678.96
40015 Pay Pal Income	863,155.84	$863,155.84
40017 MID 1083 Income	2,037,976.67	$2,037,976.67
40075 Shipping, Delivery Income	83,476.48	$83,476.48
40076 Sales Tax Received	161,359.49	$161,359.49
40077 Shopify Return	-154,733.23	$ -154,733.23
Total 40005 Shopify Income	**6,388,888.31**	**$6,388,888.31**
40013 Square Income	12,703.66	$12,703.66
40020 Amazon ACH/Credits	1,049,223.34	$1,049,223.34
Sales of Product Income	66,175.50	$66,175.50
Total 400000 Revenue	**7,600,640.99**	**$7,600,640.99**
42000 Revenue Adjustments		$0.00
41000 Refunds-Allowances	-44,720.13	$ -44,720.13
41005 Discounts	-40,063.56	$ -40,063.56
41010 Adjustments	-588.37	$ -588.37
41030 Chargebacks	8.08	$8.08
41040 Sales Tax Adj	-161,417.55	$ -161,417.55
Total 42000 Revenue Adjustments	**-246,781.53**	**$ -246,781.53**
Shipping Income	44.16	$44.16
Total Income	**$7,353,903.62**	**$7,353,903.62**
Cost of Goods Sold		
50030 Purchases - COS	615,155.00	$615,155.00
Cost of Goods Sold	0.00	$0.00
Total Cost of Goods Sold	**$615,155.00**	**$615,155.00**
GROSS PROFIT	**$6,738,748.62**	**$6,738,748.62**
Expenses		
55000 Selling Expenses		$0.00
50021 Merchant Fees		$0.00
50022 MID Fees	179,534.10	$179,534.10
50024 Gateway Fees	3,730.25	$3,730.25
50025 PayPal Fees	34,701.72	$34,701.72
Total 50021 Merchant Fees	**217,966.07**	**$217,966.07**

	JAN - DEC 2021	TOTAL
50027 Amazon Fees	141,362.20	$141,362.20
50035 Shipping and delivery expense	705,484.69	$705,484.69
50036 Shipping, Freight & Delivery - Retail	1,773.04	$1,773.04
Total 50035 Shipping and delivery expense	**707,257.73**	**$707,257.73**
50040 Subcontractors	8,974.00	$8,974.00
50045 Affiliate Expense	305,849.17	$305,849.17
50055 Advertising & Marketing		$0.00
63005 Ad Spend	1,271,208.50	$1,271,208.50
63006 Ad Services	271,203.56	$271,203.56
63007 Ad Consultants	30,425.34	$30,425.34
Total 50055 Advertising & Marketing	**1,572,837.40**	**$1,572,837.40**
Total 55000 Selling Expenses	**2,954,246.57**	**$2,954,246.57**
60000 General & Admin. Expenses		$0.00
60003 Auto and Fuel Expenses	13,992.47	$13,992.47
60005 Bank Charges	12,204.61	$12,204.61
60015 Continuing Education	33,748.33	$33,748.33
60020 Dues & Subscriptions	7,536.86	$7,536.86
60025 Insurance	14,445.94	$14,445.94
60035 Interest Expense	48,731.41	$48,731.41
60045 Legal & Professional Fees	157,856.21	$157,856.21
60050 Office Expenses	153,748.79	$153,748.79
60060 Taxes & Licenses	39,882.00	$39,882.00
60065 Telephone	14,057.83	$14,057.83
60095 Equipment and Others	111,152.87	$111,152.87
Total 60000 General & Admin. Expenses	**607,357.32**	**$607,357.32**
61000 Labor Costs		$0.00
61001 Employee Benefit	50,588.92	$50,588.92
61008 Insurance-Health & Dental	8,175.00	$8,175.00
61010 Insurance - Disability	724.96	$724.96
61015 Insurance - Workers' Comp	6,026.20	$6,026.20
61020 Payroll Expenses		$0.00
61025 Payroll Expenses-Employees	852,960.63	$852,960.63
61035 Payroll Processing	4,356.49	$4,356.49
61040 Payroll Tax Expenses	71,413.13	$71,413.13
Total 61020 Payroll Expenses	**928,730.25**	**$928,730.25**
61045 Staff Expense	1,520.48	$1,520.48
61050 Outside Services	23,359.71	$23,359.71
61060 Call center expense	67,131.55	$67,131.55
Total 61000 Labor Costs	**1,086,257.07**	**$1,086,257.07**

PRIMAL LIFE ORGANICS LLC

Profit and Loss by Month
January - December 2021

	JAN - DEC 2021	TOTAL
62000 IT Costs		$0.00
62005 Internet	3,202.93	$3,202.93
62010 Software	199,758.75	$199,758.75
62015 Web Design & Development	36,126.94	$36,126.94
Total 62000 IT Costs	**239,088.62**	**$239,088.62**
63000 Sales & Marketing Costs		$0.00
63010 Meals	54,839.16	$54,839.16
63017 Test Purchases	2,303.71	$2,303.71
63020 Trade Shows	12,950.70	$12,950.70
63025 Travel	133,229.84	$133,229.84
63030 Travel Meals	5,074.18	$5,074.18
63036 Other Marketing	128,995.50	$128,995.50
Total 63000 Sales & Marketing Costs	**337,393.09**	**$337,393.09**
64000 Occupancy Costs		$0.00
64005 Cleaning	5,081.30	$5,081.30
64015 Rent or Lease	37,346.00	$37,346.00
64020 Repair & Maintenance	19,120.56	$19,120.56
64025 Utilities	891.26	$891.26
Total 64000 Occupancy Costs	**62,439.12**	**$62,439.12**
Total Expenses	**$5,286,781.79**	**$5,286,781.79**
NET OPERATING INCOME	**$1,451,966.83**	**$1,451,966.83**
Other Income		
76000 Other Miscellaneous Income	101,602.00	$101,602.00
Total Other Income	**$101,602.00**	**$101,602.00**
Other Expenses		
70005 Miscellaneous	119,116.69	$119,116.69
75000 Amortization Expense	5,190.00	$5,190.00
Total Other Expenses	**$124,306.69**	**$124,306.69**
NET OTHER INCOME	**$ -22,704.69**	**$ -22,704.69**
NET INCOME	**$1,429,262.14**	**$1,429,262.14**

PRIMAL LIFE ORGANICS LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,429,262.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11500 Accounts Receivable	1,812.99
11000 Inventory	-298.20
11001 Prepaid Inventory	-352,102.30
11005 Prepaid Expenses	-9,952.46
11060 Amazon Receivable	-2,453.82
Inventory Asset	0.00
14007 Accumulated Amortization - Loan Amortization	5,190.00
20000 AMEX Blue-29006	-7,748.63
20020 Huntington CC - 1731	3,576.66
20026 AMEX Bus - 5016	1,905,864.76
20027 AMEX Bus - 3060	268,997.79
20028 AMEX Bus - 1080	14,432.45
20030 Amex Bus - 5008	-2,310,879.45
20033 AMEX Bus - 1098	13,329.12
20034 AMEX Bus - 1114	45.00
20035 Amex - Bus 2138	57,341.86
20036 Amex - Bus 1148	2,800.80
BOA Credit Card 2653	-607.11
22000 Accrued Expenses	-28,738.00
22010 Payroll Tax Payable	-786.59
22020 Sales Tax Payable	26,353.68
22040 PPP Loan - Huntington	-101,602.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-515,423.45**
Net cash provided by operating activities	**$913,838.69**
INVESTING ACTIVITIES	
12010 Machinery & Equipment	-1,515.79
14008 14008 Loan to Trina	-165,000.00
Net cash provided by investing activities	**$ -166,515.79**
FINANCING ACTIVITIES	
21000 Note Payable - Audi	147.91
21001 Loan Payable - Funding Circle	-87,569.73
22050 EDIL Loan - Huntington	350,000.00
Investor's contribution	238,960.56
32000 Shareholder Distributions	-594,719.11
Opening Balance Equity	0.00
Net cash provided by financing activities	**$ -93,180.37**
NET CASH INCREASE FOR PERIOD	**$654,142.53**
Cash at beginning of period	300,980.50
CASH AT END OF PERIOD	**$955,123.03**